EXHIBIT 99.1

Golar releases its 2020 Environmental, Social and Governance report

Golar LNG Limited (“Golar” or “the Company”) is pleased to announce that it has issued its 2020 Environmental, Social and Governance report. This comprehensive report describes the Company’s important role in advancing the global energy transition to a lower carbon future - championing LNG as a transitional fuel in partnership with renewables, maintaining efficient and responsible operations, and supporting the development of carbon free fuels.

The report, which details performance across key focus areas of Health, Safety & Security; Environmental Impact; Innovation & Transition; People & Communities; and Governance & Ethics, also describes our range of targets for 2030. Developed in consultation with internal and external stakeholders, our ambitions include:

  Sustain a lost-time injury frequency below 0.8 (per million exposure hours).
  Deliver a 25% reduction in carbon intensity from our shipping fleet (measured as AER vs 2019), meeting or beating IMO emissions targets.
  Explore technologies to ensure our FLNG infrastructure can continue to offer highly competitive greenhouse gas footprints relative to shore based “mega projects”. Today, we have ready to implement FLNG design cases which deliver in the range of a 25% reduction in carbon intensity.
  Develop technically and commercially viable floating applications of green and blue technologies, focusing on ammonia and carbon capture.

In the report, Golar Chief Executive Officer Karl Fredrik Staubo comments “Last year we published our first web-based ESG report which outlined our journey to date and direction for the future. This year we produce our first stand-alone ESG report in which we lay out our 2030 targets against our five key focus areas.

Achieving these targets will require teamwork and continuous attention, but we believe these focus areas are important and by delivering against them we will become a better employer, reduce our emissions footprint and continue to contribute to a better world.”

Our report can be found on our website and here

Forward-Looking Statements

This press release contains forward-looking statements (as defined in Section 21E of the Securities Exchange Act of 1934, as amended).  All statements, other than statements of historical facts, that address activities and events that will, should, could or may occur in the future are forward-looking statements. Words such as “may,” “could,” “should,” “would,” “expect,” “plan,” “anticipate,” “intend,” “forecast,” “believe,” “estimate,” “predict,” “propose,” “potential,” “continue,” or the negative of these terms and similar expressions are intended to identify such forward-looking statements. These forward-looking statements involve many risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such statements.

You should not place undue reliance on these forward-looking statements, which speak only as of the date of this press release. Golar LNG undertakes no obligation to update publicly any forward-looking statements whether as a result of new information, future events or otherwise, unless required by applicable law.

Hamilton, Bermuda
May 20, 2021
Enquiries:
Golar Management Limited: + 44 207 063 7900
Stuart Buchanan
Matthew Gould

Attachment

  Golar LNG 2020 ESG report (https://ml-eu.globenewswire.com/Resource/Download/71ddb4c7-0c23-4e7a-8510-7dacf6fe76b7)